Exhibit 99.1

Meten Holding Group Ltd. Receives Nasdaq Notification Regarding Minimum Bid Price Deficiency

SHENZHEN, China, September 20, 2022 /PR NEWSWIRE/ -- Meten Holding Group Ltd. (“Meten Holding Group” or the “Company”) (Nasdaq: METX), an omnichannel training company headquartered in China providing language and workplace training services and actively developing metaverse, blockchain and cryptocurrency mining businesses, today announced that the Company received a written notification (the “Notification Letter”) from the Nasdaq Stock Market LLC (“Nasdaq”) on September 16, 2022, notifying the Company that it is not in compliance with the minimum bid price requirement set forth in Nasdaq Rules for continued listing on the Nasdaq.

Nasdaq Listing Rule 5550(a)(2) requires listed securities to maintain a minimum bid price of US$1.00 per share, and Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days. Based on the closing bid price of the Company’s ordinary shares for the 30 consecutive business days from August 4, 2022 to September 15, 2022, the Company no longer meets the minimum bid price requirement.

The Notification Letter does not impact the Company’s listing on the Nasdaq Capital Market at this time. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has been provided 180 calendar days, or until March 15, 2023, to regain compliance with Nasdaq Listing Rule 5550(a)(2). To regain compliance, the Company’s ordinary shares must have a closing bid price of at least US$1.00 for a minimum of 10 consecutive business days. In the event the Company does not regain compliance by March 15, 2023, the Company may be eligible for additional time to regain compliance or may face delisting.

The Company’s business operations are not affected by the receipt of the Notification Letter. The Company intends to monitor the closing bid price of its ordinary shares and may, if appropriate, consider implementing available options, including, but not limited to, implementing a consolidation of its outstanding ordinary shares, to regain compliance with the minimum bid price requirement under the Nasdaq Listing Rules.

About Meten Holding Group Ltd.

Meten Holding Group Ltd., formerly known as Meten EdtechX Education Group Ltd., is an omnichannel training company headquartered in China providing language and workplace training services. In addition to its training services, Meten Holding Group actively develops metaverse, blockchain and cryptocurrency mining businesses to align with its future business development strategy. Meten Holding Group is committed to developing blockchain related businesses in North America, including cryptocurrency mining, mining farm construction, and mining pool and data center operation. Meten Holding Group actively explores metaverse business, such as Metaverse vocational education courses, with its competitive advantages and technology.

For more information, please visit: https://investor.metenedu-edtechx.com.

Safe Harbor Statement

This announcement contains forward-looking statements that involve risks and uncertainties. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the future performance of Met Chain, the joint venture company; the future development of and the Company’s ability to succeed in its new line of digital currency business; the continuing impact of the COVID-19 pandemic and the emergence of new variants; the Company’s ability to attract students without a significant decrease in course fees; the Company’s ability to continue to hire, train and retain qualified teachers; the Company’s ability to maintain and enhance our brands; the Company’s ability to effectively and efficiently manage the expansion of the Company’s school network and successfully execute the Company’s growth strategy; the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright and other intellectual property rights; competition in the English language training sector in China; changes in the Company’s revenues and certain cost or expense items as a percentage of the Company’s revenues; the expected growth of the Chinese English language training and private education market; Chinese governmental policies relating to private educational services and providers of such services; health epidemics and other outbreaks in China; and general economic conditions in China. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

Ascent Investor Relations LLC
Tina Xiao
+1 917-609-0333
tina.xiao@ascent-ir.com